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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

               Bull & Bear U.S. Government Securities Fund, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   12017N105
                                (CUSIP Number)

                          George W. Karpus, President
                         Karpus Management, Inc. d/b/a
                         Karpus Investment Management
                         14 Tobey Village Office Park
                           Pittsford, New York 14534
                                (716) 586-4680

 (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               February 9, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [x]

                              (page 1 of 7 pages)
                             There are no exhibits

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                                 SCHEDULE 13D

CUSIP No. 12017N105                                            Page 2 of 7 pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Karpus Management, Inc. d/b/a Karpus Investment Management
     ID# 16-1290558

2.   Check the Appropriate Box if a Member of a Group*        (a) / /
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     New York

                         7.   Sole Voting Power

                              111,650 shares
Number of Shares
                         8.   Shared Voting Power
 Beneficially

 Owned by Each           9.   Sole Dispositive Power

Reporting Person              111,650 shares

     With                10.  Shared Dispositive Power


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     111,650 shares

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row (11)

     15.39%

14.  Type of Reporting Person

     IA

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ITEM 1      Security and Issuer

            Common Stock
            Bull & Bear U.S. Government Securities Fund, Inc. ("BBG") 11 Hanover Square
            New York, New York   10005

ITEM 2      Identity and Background

            a) Karpus Management, Inc. d/b/a Karpus Investment Management
               ("KIM")

               George W. Karpus, President, Director, & controlling stockholder JoAnn VanDegriff, Vice President and Director
               Sophie Karpus, Director

            b) 14 Tobey Village Office Park
               Pittsford, New York 14534

            c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management (i.e. fixed income investments).

            d) None of George W. Karpus, JoAnn VanDegriff or Sophie Karpus
               (the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

            e) During the last five years non of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            f) Each of the Principals is a United States citizen. KIM is a New
               York State corporation.

ITEM 3      Source and Amount of Funds or Other Considerations.

            KIM, an independent investment advisor, has accumulated shares of BBG on Behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts

ITEM 4      Purpose of  Transaction

            KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed-end fund sector, the profile of BBG (being a portfolio of U.S. Government and Agency bonds) fit the investment guidelines for various accounts. BBG's' preliminary proxy statement on Schedule 14A, filed on September 12, 1997 proposed to change the fundamental investment policies of BBG to authorize BBG to invest up to 50% of its assets in securities of growth companies (including equity securities) and securities issued by companies that invest or deal in natural resources or commodities. Such

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            securities could have been denominated in foreign currencies and
            BBG would have been permitted to engage in futures and options transactions and foreign currency transactions. The preliminary proxy also proposed to change BBG to a non-diversified investment company. KIM objected to the proposed changes as not being in the best interest of the shareholders who made their decisions to invest based upon present fundamental investment policies. Management withdrew these proposals from the definitive proxy statement on Schedule 14 A with the Securities and Exchange Commission on October 30 ,1997, proposing a slate of nominees to the Board of Directors of BBG. In addition KIM has requested that the management of BBG propose to the stockholders a conversion of BBG back to an open end investment company.

            KIM proposed an independent Board of Directors in a proxy contest, with the intent to protect both shareholder values and rights. On November 28, 1997 the management of BBG announced that it had retained control of the Board of Directors, defeating KIM.

            KIM has lost all faith with the present Board of Directors to represent the interest of shareholders.

            In addition to the fact that KIM has lost faith that the Board of Directors, the management of BBG has continuously stalled and evaded attempts by KIM to obtain a current list of shareholders. As a shareholder of over 5% of the outstanding shares and having held these shares in excess of a six month period KIM is entitled to an inspection of the books and shareholder list of BBG under Maryland Corporate Law. (BBG is incorporated in the State of Maryland.) BBG continues to deny KIM their legal rights. KIM has requested this list numerous times for the sole purpose of communicating with fellow shareholders.

            KIM has also requested an accounting of the mailing of proxy materials from BBG, in anticipation that BBG had overcharged KIM in this process. Once again, despite repeated attempts BBG has not furnished or allowed access to KIM records that as a shareholder of 15.67% are legally entitled Since BBG consistently denies KIM rights that they are legally entitled, being denied freedom of speech and the rights of inspection, KIM has no other recourse but to explore all options available including possible litigation. KIM is currently in the process or exploring all options that their shareholder rights can be enforced.

            KIM reserves the right to further acquire or dispose of Shares for its Accounts. KIM will from time to time purchase or sell shares

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            depending on the needs of the Accounts. Liquidity needs, additions to Accounts, or realignment of risk level are all factors to be considered in transactions of Shares.

            None of the Principals presently has acquired shares directly.

ITEM 5      Interest in Securities of the Issuer

            a) As of the date of this Report, KIM owns 111,650 Shares which represents 15.39% of the outstanding Shares. None of the Principals owns any other Shares.

            b) KIM has the sole power to dispose of and to vote all of such
               Shares under limited powers of attorney.

            c) Open market purchases and sales since December 3, 1996 for the
               Accounts.

                       Price                                        Price
Date        Shares     Per Share             Date        Shares     Per Share
  12/3/96        300      12.625               4/22/97        600      12.125
  12/9/96        700      12.625               4/23/97        400      12.125
 12/10/96      1,300      12.625               4/24/97      4,200      12.125
 12/12/96        200      12.625               5/16/97     24,200       12.25
 12/13/96      3,800      12.625               5/19/97        900       12.25
 12/16/96      1,500      12.625               5/20/97        100       12.25
 12/17/96        200      12.625               5/22/97        800       12.25
   1/7/97        700      12.375               5/23/97      1,200       12.25
   1/8/97        900      12.375               5/27/97      3,400       12.25
  1/15/97        500      12.375               5/28/97        300       12.25
  1/16/97        200      12.375               5/29/97        100       12.25
  1/17/97        300      12.375               5/30/97        600       12.25
  2/21/97      1,100      12.625               6/12/97        150      12.375
  2/24/97      2,100      12.625               6/16/97      1,500      12.375
  2/25/97      1,000       12.75               6/17/97      1,900      12.375
  2/26/97        800      12.625               6/18/97      1,500      12.375
  3/10/97      1,000        12.5               6/19/97      4,100      12.375
  3/11/97      2,000        12.5               7/28/97      1,200     12.6875
  3/12/97      2,600      12.375               7/31/97        600     12.6875
   4/3/97      2,000      12.125                8/1/97      1,000     12.6875
   4/7/97      1,000      12.125                8/4/97        300       12.75
   4/9/97        700      12.125                8/5/97        200       12.75
  4/14/97      2,300      12.125               8/11/97      9,500       12.75
  4/15/97        100      12.125               8/13/97        100     12.6875
  4/16/97        400      12.125               8/15/97      2,200     12.6875
  4/18/97        100      12.125               8/18/97      2,900     12.6875
  4/21/97      1,100      12.125               8/20/97        200     12.6875

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                       Price                                        Price
Date        Shares     Per Share             Date        Shares     Per Share
  8/21/97      1,400     12.6875               12/9/97      2,500     12.8125
  8/22/97        600     12.6875               12/9/97      2,800       12.75
  8/25/97        200     12.6875              12/12/97     -1,000          13
  8/26/97        400     12.6875              12/16/97       -500      13.125
  8/27/97        900     12.6875              12/17/97      2,000     13.1875
  8/29/97      1,300     12.6875              12/17/97     -4,550     13.1875
   9/2/97      1,100     12.6875             12/18/897     -3,400     12.8125
  9/17/97        300       12.75              12/19/97     -2,900      12.875
  10/2/97        600     12.8125              12/22/97     -4,000          13
  10/3/97      8,100     12.8125              12/31/97        500       12.75
  10/9/97      1,100     12.8125              12/31/97       -200          13
 10/10/97     25,650     12.8125                1/5/98      1,600     12.9375
 10/16/97      2,500     12.6875                1/7/98     -3,000       13.25
 11/25/97       -850      12.875                2/4/98      1,500      13.625
 11/25/97    -12,500          13
 11/26/97     -3,250       12.75
  12/3/97        500      12.875
  12/4/97        200      12.875
  12/8/97     -1,000          13          Total           111,650


            The above listed shares have totaled 111,650 shares. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period. The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

            Except as described above, there are no contracts, arrangements understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of BBG securities.

ITEM 7      Materials to be Filed as Exhibits

            Not applicable.

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Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              Karpus Management, Inc.


February 9, 1998                              By: /s/ George W. Karpus
----------------                                  ---------------------------
     Date                                             Signature

                                                  George W. Karpus, President
                                                  ---------------------------
                                                      Name / Title